Exhibit 99.2

CANARC RESOURCE CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of Shareholders of CANARC RESOURCE CORP. (the “Company”) will be held at Suite 810 – 625 Howe Street, Vancouver, British Columbia, on Monday, the 29th day of June, 2020, at 9:00 a.m. (Vancouver time), for the following purposes:

1.
to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2019, together with the report of the Auditors thereon;

2.
to re-appoint Smythe LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

3.
to determine the number of directors at five;

4.
to elect five directors for the ensuing year; and

5.
to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Meeting are an Information Circular and a form of proxy (or a voting instruction form if you hold common shares through a broker or other intermediary). The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Fax: 866-249-7775, or by following the procedure for internet or telephone voting provided in the accompanying form of proxy, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting, or any adjournment(s) or postponement(s) thereof.

If you are a non-registered shareholder of the Company and received this Notice and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Only holders of common shares of record as at the close of business on May 12, 2020 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of May, 2020.
BY ORDER OF THE BOARD OF DIRECTORS “Scott Eldridge” (signed) Scott EldridgeChief Executive Officer